THIS DOCUMENT IS A COPY OF THE SCHEDULE 13G FILED ON FEBRUARY 18, 1997 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION.

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                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 4)*

                         Toastmaster Inc.
                         (Name of Issuer)

                  Common Stock - $.10 par value
                  (Title of Class of Securities)

                           888791-10-0
                          (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          John E. Thompson
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          Not Applicable                     (a)  [ ]
                                             (b)  [ ]
3    SEC USE ONLY


4    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States Citizen


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5    SOLE VOTING POWER
          0

6    SHARED VOTING POWER
          691,865

7    SOLE DISPOSITIVE POWER
          664,985

8    SHARED DISPOSITIVE POWER
          26,880

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          691,865

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*
          Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          9.2%

12   TYPE OF REPORTING PERSON*
          IN


               *SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1:

          (a)  Name of Issuer:  Toastmaster Inc.

          (b)  Address of Issuer's Principal Executive Offices:

               1801 North Stadium Boulevard
               Columbia, Missouri  65202

ITEM 2:

          (a)  Name of Person Filing:  John E. Thompson.

          (b)  Address of Principal Business Office or, if none,
               Residence:

               Toastmaster Inc.
               1801 North Stadium Boulevard
               Columbia, Missouri  65202

          (c)  Citizenship:   United States

          (d) Title of Class of Securities: Common stock, par value $.10 per share.

          (e)  CUSIP No.:     888791 10 0

ITEM 3:

          If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable.

ITEM 4:   Ownership (as of December 31, 1996)

          (a) Amount beneficially owned: John E. Thompson is the beneficial owner of 55,300 shares owned of record by him and 609,685 shares owned of record by Mr. Thompson as trustee for the benefit of various Thompson family members, and shares with his wife the beneficial ownership of 26,880 shares of Toastmaster common stock owned of record by Mrs. Thompson as custodian for the benefit of Mr. and Mrs. Thompson's two children. Mr. Thompson has sole investment power over 664,985 shares and, together with his wife, shares investment power over 26,880 shares. Mr. Thompson shares with Robert H. Deming the voting power with respect to 664,985 shares of Toastmaster common stock pursuant to the terms of a Stockholders'
               Agreement, as described below, and shares with his wife the voting power with respect to 26,880 shares of Toastmaster common stock.
               Pursuant to the Stockholders' Agreement,
               Mr. Deming has been granted the irrevocable proxies to vote the shares of the parties to the Stockholders' Agreement, including the
               664,985 shares owned by Mr. Thompson, in the election of directors at any and all stockholders' meetings, subject to certain limitations. The proxies are irrevocable until May 16, 1999.

          (b)  Percent of class:   9.2%.

          (c)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:    0

               (ii) shared power to vote or to direct the vote:  691,865

               (iii)  sole power to dispose or to direct the
                      disposition of:  664,985

               (iv) shared power to dispose or to direct the
                    disposition of:  26,880

ITEM 5:   Ownership of Five Percent or Less of a Class.

          Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of
          Another Person.

          Not applicable.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company.

          Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

          Not applicable.

ITEM 9:   Notice of Dissolution of Group.

          Not applicable.

ITEM 10:  Certification

          Not applicable.



                            SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:         February 13, 1997


                                   BY  /s/ John E. Thompson
                                        John E. Thompson